Schedule A

Funds	Percentage of Investment Management Fee	Effective Date
FT Cboe Vest Growth-100 Buffer ETF – December	50%	December 9, 2020
FT Cboe Vest International Equity Buffer ETF – December	50%	December 9, 2020
FT Cboe Vest Growth-100 Buffer ETF – March	50%	March 8, 2021
FT Cboe Vest International Equity Buffer ETF – March	50%	March 8, 2021
FT Cboe Vest Growth-100 Buffer ETF – June	50%	June 17, 2021
FT Cboe Vest International Equity Buffer ETF – June	50%	June 17, 2021